Exemption No. 82-4163

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

COPY

PLEASE REPLY TO: WILLIAM R. JOHNSTONE, LL.B.
Direct Line: (416) 860-7150 Ext.250
Direct Email: bill@jcolaw.com

September 17, 2002

VIA TELECOPIER ONLY

Fax: (604) 899-6550
British Columbia Securities Commission
12th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Insider Reports

Fax: (416) 593-3683
Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Mr. Peter Gleeson

Fax: (780) 422-0777
Alberta Securities Commission
10025 Jasper Avenue, 19th Floor
Edmonton, Alberta T5J 3Z5
Attention: Insider Reports

02 SEP 24 AM 9:

SUPPL

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

Dear Sirs/Mesdames:

RE: Outlook Resources Inc. ("Outlook")
Formerly Cantex Energy Inc.
File No. 1006

As instructed by **Mr. David R. Jolley**, we have amended his Insider Report dated June 18, 2002 in accordance with a fax from Mr. Peter Gleeson of the Ontario Securities Commission dated September 3, 2002. Please find enclosed such Insider Report for filing with your offices. We also enclose a more legible unsigned copy for your ease of reference.

If you have any questions, please contact the writer.

Yours very truly,

JOHNSTONE & COMPANY

dlw 9/24

Per: William R. Johnstone
Encl.
WRJ/vl
cc: United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\LTR\Outlook\INS-djolley sept02.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No. 82-4163

FORM 55-102F6

AMENDED INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

OUTLOOK RESOURCES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 8 | 2 | 2002

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: JOLLEY

GIVEN NAMES: DAVID RICHARD

No. STREET: 1749 CONC. #3, R.R. #1

CITY: GOODWOOD

PROV.: ONTARIO POSTAL CODE: L0C 1A0

BUSINESS TELEPHONE NUMBER: 905-642-0882

BUSINESS FAX NUMBER: 905-642-9531

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-4163

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E, AND F ONLY, SEE ALSO INSTRUCTIONS TO BOX 5)

A Designation of class of securities	B Balance of class of securities on last report	C Transactions: Date (Day)	Month	Year	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	Vis	D Present balance of class of securities held	E Direct/indirect ownership/control or direction	F Identify the registered holder where ownership is indirect
COMMON SHARES	70,000	5	23	2002	36	160,000		$0.11		230,000	1	See Remark 2
	230,000	5	23	2002	51	200,000		$0.11		430,000	1	
	430,000	6	1	2002	11		200,000	$0.11		230,000	1	
OPTIONS	450,000	3	15	2002	50	50,000		$0.11		500,000	1	See Remark 3
	500,000	5	23	2002	51		200,000	$0.11		300,000	1	
WARRANTS	NIL	5	23	2002	36	16,000				16,000	1	See Remark 2

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. This report replaces a returned filing.
2. On August 1, 2001, a Convertible Debenture in the principal amount of $16,000 bearing interest at the rate of 9.5% per annum, due and payable on August 1, 2002 was issued to the undersigned. The Debenture is convertible into Units of Outlook Resources Inc. at the rate of one (1) Unit for each $1.00 of principal amount converted. Each Unit consists of ten (10) common shares priced at $0.10 per share and one (1) share purchase warrant with each warrant entitling the undersigned to acquire one (1) common share at a price of $0.15 on or before August 1, 2002. On May 23, 2002, the undersigned converted the Debenture and acquired 160,000 common shares and 16,000 share purchase warrants.
3. Opt ons to acquire common shares at $0.10 per share until March 15, 2007.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID R. JOLLEY

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 18 | 6 | 2002

FORM 55-102F6

AMENDED INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

OUTLOOK RESOURCES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 8 | 2 | 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: JOLLEY

GIVEN NAMES: DAVID RICHARD

No. STREET APT: 1749 CONC. #3, R.R. #1

CITY: GOODWOOD

PROV.: ONTARIO POSTAL CODE: L0C 1A0

BUSINESS TELEPHONE NUMBER: 905-642-0882

BUSINESS FAX NUMBER: 905-642-9531

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS U.S.S.E.C. - Exemption No. 82-4163

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	70,000	5	23	2002	36	160,000		$0.10		230,000	1	See Remark 2
	230,000	5	23	2002	51	200,000		$0.10		430,000	1	
	430,000	6	1	2002	11		200,000	$0.10		230,000	1	
OPTIONS	450,000	3	15	2002	50	50,000		$0.10		500,000	1	See Remark 3
	500,000	5	23	2002	51		200,000	$0.10		300,000	1	
WARRANTS	NIL	5	23	2002	36	16,000				16,000	1	See Remark 2

ATTACHMENT [ ] YES [X] NO

BOX 6. REMARKS

1. **This report replaces a returned filing.**

2. **On August 1, 2001, a Convertible Debenture in the prinicipal amount of $16,000 bearing Interest at the rate of 9.5% per annum, due and payable on August 1, 2002 was issued to the undersigned. The Debenture is convertible into Units of Outlook Resources Inc. at the rate of one (1) Unit for each $1.00 of principal amount converted. Each Unit consists of ten (10) common shares priced at $0.10 per share and one (1) share purchase warrant with each warrant entitling the undersigned to acquire one (1) common share at a price of $0.15 on or before August 1, 2002. On May 23, 2002, the undersigned converted the Debenture and acquired 160,000 common shares and 16,000 share purchase warrants.**

3. **Options to acquire common shares at $0.10 per share until March 15, 2007.**

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminiology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID R. JOLLEY

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): 18 | 6 | 2002

Clearer Copy